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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                                    SEC FILE NO.
                                                                     000-22807
                                                                    CUSIP NUMBER
                                                                    924904 10 5

(Check One):  |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
              |_| Form N-SAR

For Period Ended: September 30, 2002

          |_|     Transition Report on Form 10-K
          |_|     Transition Report on Form 20-F
          |_|     Transition Report on Form 11-K
          |_|     Transition Report on Form 10-Q
          |_|     Transition Report on Form N-SAR
         For the Transition Period Ended: ____________________

         Read Instruction Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant    Vestcom International, Inc.

Former Name if Applicable  N/A

Address of Principal Executive Office
(Street and Number)                             5 Henderson Drive
City, State and Zip Code                        West Caldwell, New Jersey  07006


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Part II -- Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

Part III -- Narrative

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Vestcom International, Inc. (the "Company") is not able to file its Form 10-Q for the period ended September 30, 2002 within the time period prescribed for such report because, as it previously announced after its annual shareholders meeting on October 24, 2002, it is working to satisfy all conditions to the closing of the merger described in the merger agreement between the Company, Vector Investment Holdings, Inc. and Vector Merger Corp. (two entities formed by Cornerstone Equity Investors IV, L.P.).

Part IV -- Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

     Brendan Keating, President and Chief Executive Officer     973-882-7000
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     (Name and Title)                         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                        |X| Yes   |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        |X| Yes   |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         As required by GAAP, effective January 1, 2002, the Company adopted
Financial Accounting Standards Board (FASB) Statements No.s 141 and 142 (FAS 141 and 142), "Business Combinations" and "Goodwill and Other Intangible Assets". In connection with the adoption of FAS 142, the Company is no longer amortizing its goodwill, and recognized an estimated impairment loss of $32,000,000 net of tax as a Cumulative Effect of a Change in Accounting Principle. The adoption of FAS 141 and 142 are not part of the Company's reason for filing this notification of late filing and have been previously disclosed in the Company's filings with the Securities and Exchange Commission.


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                          VESTCOM INTERNATIONAL, INC.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 14, 2002           By:    /s/Brendan Keating
                                           -------------------------------------
                                    Name:  Brendan Keating
                                    Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


-----------------------------------ATTENTION-----------------------------------

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter.


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